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MAR 3 1 2010
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193
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10031141

SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-031155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
QA3 Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Valmont Plaza, Fourth Floor
(No. and Street)

Omaha (City) Nebraska (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Heather Jansen 402-964-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company, PC
(Name – *if individual, state last, first, middle name*)

11837 Miracle Hills Drive (Address) Omaha (City) Nebraska (State) 68154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com


Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT

QA3 Financial Corp.
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by QA3 Financial Corp. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in the Company's check registers, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting an overstatement of revenues reported in the SIPC-7T of $66,310 related to net audit adjustments reflected in the audited financial statements;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers consisting of general ledger activity; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, P.C.

March 29, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031155 FINRA DEC
QA3 FINANCIAL CORP 14*14
1 VALMONT PLZ 4TH FL
OMAHA NE 68154-5296

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 23,307

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (23,146)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 161

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 161

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 161

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QA3 FINANCIAL CORPORATION
(Name of Corporation, Partnership or other organization)

1 VALMONT PLZ 4TH FLOOR
(Authorized Signature)

OMAHA, NE 68154
(Title)

Dated the 26 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 28,423,089

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 19,100,126

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 9,322,963

2e. General Assessment @ .0025 $ 23,307

(to page 1 but not less than $150 minimum)

QA3 FINANCIAL CORP.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT

DECEMBER 31, 2009

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANTS' AUDIT REPORT

DECEMBER 31, 2009

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
QA3 Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Valmont Plaza, Fourth Floor
(No. and Street)

Omaha (City) Nebraska (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Jansen 402-964-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company, PC
(Name – *if individual, state last, first, middle name*)

11837 Miracle Hills Drive (Address) Omaha (City) Nebraska (State) 68154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Heather Jansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OA3 Financial Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

Notary Public


GENERAL NOTARY - State of Nebraska
GREGORY BOLTON
My Comm. Exp. Nov. 6, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

INDEX

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(ii).

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com


Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C., as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 6, the Company has been named as a potentially responsible party in connection with 31 legal proceedings. Due to the nature of the legal proceedings, no range of potential loss or expected outcome can presently be stated. We were unable to extend our auditing procedures sufficiently to satisfy ourselves as to the adequacy of disclosures and the potential recognition of a minimum contingent liability with respect to these legal proceedings.

In our opinion, except for the effects of such adjustments and/or disclosures, if any, as might have been determined to be necessary in connection with the legal proceedings as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of QA3 Financial Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, P.C.

Omaha, Nebraska
March 29, 2010

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS	
Cash and Cash Equivalents	$ 487,027
Concessions Receivable (Note 5)	1,591,100
Other Receivables	143,467
Due from Registered Representatives (Note 2)	219,983
Prepaid Expenses	11,163
Note Receivable, Parent (Note 5)	178,151
Deposits with Clearing Organizations	62,246
Computer Software and Equipment, Net of Accumulated Depreciation of $173,662	5,277
TOTAL ASSETS	**$2,698,414**
LIABILITIES	
Accounts Payable	$ 228,880
Commissions Payable (Note 5)	1,608,164
Accrued Expenses and Other Liabilities	48,867
Total Liabilities	1,885,911
COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)	
STOCKHOLDER'S EQUITY	
COMMON STOCK	
$1 Par Value, Authorized 100,000 Shares	
Issued and Outstanding, 6,000 Shares	6,000
PAID IN CAPITAL	145,100
RETAINED EARNINGS	661,403
Total Stockholder's Equity	812,503
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$2,698,414**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

CONCESSION REVENUES (Note 5)	$34,010,386
COMMISSIONS ON CONCESSION REVENUES (Note 5)	29,213,169
NET CONCESSION REVENUES	4,797,217
OTHER REVENUES	
Other Operating Revenues	1,990,097
Interest Income	23,626
Total Other Revenues	2,013,723
NET REVENUES	6,810,940
EXPENSES (Note 5)	
Employee Compensation and Benefits	3,000,484
Advertising and Promotion	39,718
Brokerage and Exchange Fees	562,931
Communication and Data Processing	483,584
Interest Expense	7,393
Loan Loss	142,234
Miscellaneous	684,838
Occupancy	630,678
Office Expense	257,839
Professional Fees	986,282
Recruiting	90,754
Regulatory Fees	169,637
Total Expenses	7,056,372
NET LOSS	**$ (245,532)**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	--Common Stock --				
	Shares	Par Value	Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, DECEMBER 31, 2008	6,000	$6,000	$145,100	$ 906,835	$1,057,935
Net Loss				(245,432)	(245,432)
BALANCES, DECEMBER 31, 2009	**6,000**	**$6,000**	**$145,100**	**$ 661,403**	**$ 812,503**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(245,432)
Adjustments to Reconcile Net Loss to	
Net Cash Used in Operating Activities	
Depreciation	8,753
Loan Loss	142,234
Changes in Operating Assets and Liabilities	
Increase in Concessions Receivable	(132,153)
Increase in Other Receivables	(16,824)
Increase in Due from Registered Representatives	(219,983)
Increase in Prepaid Expenses	(7,156)
Increase in Accounts Payable	215,288
Increase in Commissions Payable	24,986
Decrease in Accrued Expenses and Other Liabilities	(69,203)
Net Cash Used in Operating Activities	(299,490)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Computer Software and Equipment	(805)
Net Repayments of Note Receivable, Parent	788,080
Increase in Deposits with Clearing Organizations	(27,246)
Net Cash Provided by Investing Activities	760,029
Net Increase in Cash and Cash Equivalents	460,539
Cash and Cash Equivalents, Beginning of Year	26,488
Cash and Cash Equivalents, End of Year	**$ 487,027**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest Paid	$ 7,393
NONCASH INVESTING AND FINANCING ACTIVITIES	
Repayment of Note Receivable Through Reductions in Commissions Payable	$ 10,164

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

QA3 Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Iowa corporation and a wholly owned subsidiary of QA3, L.L.C. ("Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's policy is to invest excess cash in income-producing investments. Cash equivalents consist of temporary cash investments with maturities of three months or less. For purposes of the statement of cash flows, the Company includes these amounts in cash and cash equivalents.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions receivable, other receivables and due from registered representatives are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

1. Summary of Significant Accounting Policies - Continued

Computer Software and Equipment

Computer software and equipment are recorded at cost. Expenditures for additions and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. The costs of assets disposed and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses from disposals are recognized in the year of disposal. Depreciation is computed using the straight-line method over the estimated useful life of computer software and equipment ranging from 3 to 5 years.

Revenue Recognition

Concessions and the related commissions and brokerage fees expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S corporation and treated as a Qualified Subchapter S Subsidiary for income tax purposes. Accordingly, the Company's activity is included on the income tax return of its Parent, and taxable income, deductions and credits flow through to the members of its Parent each year as earned and are reported on their personal income tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements of the Company.

On January 1, 2009, the Company adopted the provisions of FASB Codification Topic 740-10 related to uncertain income tax positions. As a result of the Company being taxed as an S corporation, management believes there are no uncertain income tax positions taken which would require the Company to reflect a liability for unrecognized tax benefits on the accompanying statement of financial condition.

The Company generally makes tax related cash distributions to its stockholder in amounts sufficient to cover any income taxes the members of its Parent are required to pay on the Company's taxable income.

The Company reports certain expenses differently for financial statement purposes than for income tax return purposes. At December 31, 2009, there were net accumulated temporary differences of approximately $34,000 which will increase income for tax return purposes in the future as they reverse.

1. Summary of Significant Accounting Policies - Continued

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before the financial statements are available to be issued and may require potential recognition or disclosure in the financial statements. Management has considered such events or transactions through March 29, 2010, noting no items requiring disclosure.

2. Due from Registered Representatives

Due from registered representatives consists of uncollected amounts billed to certain registered representatives of the Company for their portion of legal fees related to the legal proceedings described in Note 6.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain net capital of at least the greater of 6 2/3% of aggregate indebtness or $50,000. At December 31, 2009, the Company's net capital, as defined, was $243,746, which was $118,019 in excess of its required net capital of $125,727.

4. 401(k) Profit Sharing Plan

The Company participates in a 401(k) profit sharing plan maintained by its Parent which covers substantially all employees upon completion of three months of service and attainment of 18 years of age. Matching and profit sharing contributions are made at the Company's discretion. There were no matching or profit sharing contributions made by the Company for the year ended December 31, 2009.

5. Related Party Transactions

<u>**Expense Sharing Agreement with Parent**</u>
The Company has entered into an agreement for the allocation of certain shared expenses incurred by its Parent. Under the terms of the agreement, the Company is allocated its portion of shared expenses when incurred, which amounted to $5,358,338 for the year ended December 31, 2009.

<u>**Note Receivable, Parent**</u>
Note receivable, parent consists of a revolving line of credit with the Company's Parent, due on demand, with interest at the Prime Rate (3.25% at December 31, 2009), collateralized by all assets of its Parent.

5. Related Party Transactions - Continued

Concession and Commission Transactions

The Company processes orders for certain independent financial advisors that are associated with Quantum Advisors, LLC d/b/a QA3 Financial Group, LLC, a company affiliated by common ownership. Transactions with this affiliate resulted in the recognition of approximately $1,643,000 in concession revenues and approximately $1,501,000 in commissions on concession revenues for the year ended December 31, 2009. At December 31, 2009, there was approximately $56,000 of concessions receivable related to activity of this affiliate and approximately $65,000 of commissions payable to this affiliate.

6. Commitments and Contingencies

Majority Stockholder of Parent Loan Agreement

On November 22, 2006, the majority stockholder of the Company's Parent entered into a $2,719,607 installment loan agreement with a bank, payable in monthly installments of $57,753, including interest at 1.5% over the bank's index rate (the bank's index rate was 3.25% at December 31, 2009), through November 2011. This loan is collateralized by the personal guarantee of this majority stockholder and the corporate guarantees of the Company's Parent and its sister companies, QA3 Financial, LLC and Quantum Insurance Design, L.L.C., both either wholly or majority owned subsidiaries of the Company's Parent. The Company has not guaranteed this loan, but anticipates that it will be required to make cash advances or distributions in the future to cover all or a portion of the loan payments.

Settlement and Release Agreement

In January 2007, the Company's Parent entered into a settlement and release agreement with the Company's former president, who was also a minority stockholder of the Company's Parent. In accordance with the agreement, the former president will receive $650,000 for the redemption of his ownership interest in the Company's Parent, payable in monthly installments through October 2010. The Company anticipates that it will be required to make cash advances or distributions in the future to cover all or a portion of the redemption payments and the remaining severance payments.

Legal Proceedings

The Company has been named as a potentially responsible party in connection with 31 legal proceedings resulting from, among other things, alleged negligence, breach of fiduciary duty, breach of contract, violation of certain securities laws and violation of certain FINRA rules and regulations by the Company and certain current and former registered representatives of the Company. Total damages being sought by the claimants are in excess of $42,000,000 and range individually from $75,000 to $9,001,195. The Company has submitted the claims to its errors and omissions insurance carrier, who has both approved and denied certain claims under the insurance policy.

Due to the nature of the legal proceedings, no range of potential loss or expected outcome can presently be stated. We were unable to extend our auditing procedures sufficiently to satisfy ourselves as to the adequacy of disclosures and the potential recognition of a minimum contingent liability with respect to these legal proceedings.

SUPPLEMENTAL INFORMATION

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com


Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AUDIT REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying financial statements of QA3 Financial Corp., a wholly owned subsidiary of QA3, L.L.C., as of and for the year ended December 31, 2009, and have issued our report thereon dated March 29, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Our report covering the basic financial statements explains that we were unable to extend our auditing procedures sufficiently to satisfy ourselves as to the adequacy of disclosures and the potential recognition of a minimum contingent liability with respect to legal proceedings. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the effects on such information of such adjustments, if any, as might have been determined to be necessary in connection with the legal proceedings, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutz & Company, P.C.

Omaha, Nebraska
March 29, 2010

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 812,503
NONALLOWABLE ASSETS	
Concessions Receivable	45,563
Other Receivables	71,303
Due from Registered Representatives	219,983
Prepaid Expenses	11,163
Note Receivable, Parent	178,151
Computer Software and Equipment, Net	5,277
Total Nonallowable Assets	531,440
OTHER DEDUCTIONS	37,317
NET CAPITAL	**$ 243,746**
AGGREGATE INDEBTEDNESS	
Accounts Payable	$ 228,880
Commissions Payable	1,608,164
Accrued Expenses and Other Liabilities	48,867
AGGREGATE INDEBTEDNESS	**$1,885,911**
CAPITAL REQUIREMENTS	
Net Capital	$ 243,746
Greater of 6 2/3% of Aggregate Indebtedness or Minimum Required	125,727
NET CAPITAL IN EXCESS OF REQUIREMENTS	**$ 118,019**
EXCESS NET CAPITAL AT 1000 PERCENT	**$ 55,155**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**774 to 1**

Note: There are no material differences to report between the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the net capital as reported in the Company's Part II (Unaudited) FOCUS report at December 31, 2009, as amended.

See Independent Accountants' Audit Report on Supplemental Information.

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com


Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental information of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those in charged with governance on March 29, 2010. We did not identify any deficiencies in internal control and control activities for safe guarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, P.C.

Omaha, Nebraska
March 29, 2010